THIS DOCUMENT IS A COPY OF AMENDMENT # 1 TO THE ORIGINAL SCHEDULE 13D AND WAS
                           FILED ON AUGUST 22,1996


     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
                                      (Amendment No. 1)


     ISG  INTERNATIONAL  SOFTWARE  GROUP,  LTD.
     (Name  of  Issuer)

     Ordinary  Shares
     (Title  of  Class  of  Securities)

     M5733B104
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     August  15,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  67,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  67,200

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 67,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .96

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  239,900

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  239,900

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 239,900

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  3.43

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7     Sole Voting Power
                        208,100

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  208,100

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 208,100

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  2.98

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  177,300

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  177,300

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                               177,300
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  2.54

14          Type  of  Reporting  Person  PN

ITEM  1.    SECURITY  AND  ISSUER

     On July 22, 1996, the Reporting Persons filed a Schedule 13D relative to their holdings of 8.84% of the Ordinary Shares, NIS 0.1 par value, (the "Shares") of ISG International Software Group, Ltd., ("SISGF") an Israeli corporation. This Amendment Number 1 sets forth changes in the information previously filed. Each item with any change has been set forth herein in full.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 692,500 Shares. Of the 692,500 Shares, 239,900 shares are owned by Pequot, 67,200 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 208,100 shares are owned by Pequot International, and 177,300 shares are owned by Pequot Endowment. The 692,500 shares were purchased in open market transactions at an aggregate cost of $7,328,638. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER


(a) (b) (c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 692,500 Shares. These Shares represent approximately 9.91% of the 6,985,001 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 67,200 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 239,900 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 208,100 Shares owned by Pequot International. Pequot Endowment Partners, L.P.
 has the sole power to vote, direct the vote, dispose and direct the disposition of the 177,300 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit C is the text of the Schedule 13D that was filed by the Reporting Persons with the Commission on August 6, 1996.

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER. After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner










August  22,  1996

     EXHIBIT  A

      AGREEMENT



     The undersigned agree that this Amendment Number 1 to Schedule 13D dated August 22, 1996 relating to the Shares of ISG International Software Group, Ltd. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




                                         EXHIBIT B


     ISG  INTERNATIONAL  SOFTWARE  GROUP,  LTD.
     SCHEDULE  13D

 ORDINARY  SHARES,  NIS  .1  PAR  VALUE
 CUSIP  #  M5733B104







                                       PEQUOT      PEQUOT         PEQUOT       DAWSON
                                       PARTNERS    INTERNATIONAL  ENDOWMENT    SAMBERG
                # OF SHARES            FUND, L.P.  FUND, LTD.     FUND, L.P.   CAPITAL MGMT
TRADE           PURCHASED              TAX I.D. #  TAX I.D. #     TAX I.D. #   TAX I.D. #
DATE                  (SOLD)  PRICE    22-2741859  FOREIGN CORP.  06-1388800     06-1033494
--------------  ------------  -------  ----------  -------------  -----------  -------------

SHARES @
05/01/96            149,800                     0              0      90,000         59,800
                ------------           ----------  -------------  -----------  -------------

05/01/96             50,000   11.7149           0              0      50,000              0
05/06/96             10,500   12.3750           0              0       7,500          3,000
05/07/96             20,000   12.6250           0              0      14,200          5,800
05/08/96             90,000   12.3750           0              0      64,500         25,500
05/28/96             (6,600)  11.6250           0              0           0         (6,600)
07/01/96            (76,200)  11.4323           0              0     (54,900)       (21,300)
07/01/96            (10,000)  11.6250           0              0      (7,200)        (2,800)
07/19/96            100,000   10.7126      53,600         46,400           0              0
07/22/96            100,000   10.5104      53,500         46,500           0              0
07/23/96             50,000   10.5000      26,800         23,200           0              0
07/24/96             50,000   10.1163      26,800         23,200           0              0
07/25/96             25,000   10.4375      13,400         11,600           0              0
07/26/96             17,000   11.0000       9,100          7,900           0              0
07/29/96             30,000   10.7188      16,000         14,000           0              0
07/30/96             18,000   10.3125       9,800          8,200           0              0
08/15/96             75,000   12.5205      30,900         27,100      13,200          3,800

                    542,700               239,900        208,100      87,300          7,400

TOTAL SHARES @
08/15/96            692,500               239,900        208,100     177,300         67,200
                ============           ==========  =============  ===========  =============


 THIS DOCUMENT IS A COPY OF THE ORIGINAL SCHEDULE 13D FILE ON AUGUST 6, 1996


                                  EXHIBIT C



ITEM  1.    SECURITY  AND  ISSUER


     This statement relates to the Ordinary Shares, NIS 0.1 par value, (the "Shares") of ISG International Software Group Ltd., ("SISGF") an Israeli corporation. SISGF's principal executive office is located at Carmel Business Park, Einstein Building, Tirat Hacarmel, Israel 39101.


ITEM  2.    IDENTITY  AND    BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan
T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of July 30, 1996, the Reporting Persons beneficially own in the aggregate 617,500 Shares. Of the 617,500 Shares, 209,000 shares are owned by Pequot, 63,400 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 181,000 shares are owned by Pequot International, and 164,100 shares are owned by Pequot Endowment. The 617,500 Shares were purchased in open market transactions at an aggregate cost of $6,385,101. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

      The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.



ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a)    (b)    (c)          As  of  the date hereof, the Reporting Persons
beneficially own in the aggregate 617,500 Shares. These Shares represent approximately 8.84% of the 6,985,001 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 63,400 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and
direct  the  disposition  of  the  209,000  Shares  owned  by  Pequot.    DS
International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 181,000 Shares owned by Pequot International. Pequot Endowment Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 164,100 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

     (d)    Not  Applicable

     (e)    Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None


ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER.

August  6,  1996

     EXHIBIT  A

      AGREEMENT


     The undersigned agree that this Amendment Number 1 to Schedule 13D dated August 6, 1996 relating to the Shares of ISG International Software Group, Ltd. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER.




     EXHIBIT  B  to  Schedule  13D-filed  August  6,  1996


     ISG  INTERNATIONAL  SOFTWARE  GROUP,  LTD.
     SCHEDULE  13D



 COMMON  STOCK,  NO  PAR  VALUE
 CUSIP  #  M5733B104








                                       PEQUOT      PEQUOT         PEQUOT       DAWSON
                                       PARTNERS    INTERNATIONAL  ENDOWMENT    SAMBERG
                # OF SHARES            FUND, L.P.  FUND, LTD.     FUND, L.P.   CAPITAL MGMT
TRADE           PURCHASED              TAX I.D. #  TAX I.D. #     TAX I.D. #   TAX I.D. #
DATE                  (SOLD)  PRICE    22-2741859  FOREIGN CORP.  06-1388800     06-1033494
--------------  ------------  -------  ----------  -------------  -----------  -------------

SHARES @
05/01/96            149,800                     0              0      90,000         59,800
                ------------           ----------  -------------  -----------  -------------

05/01/96             50,000   11.7149           0              0      50,000              0
05/06/96             10,500   12.3750           0              0       7,500          3,000
05/07/96             20,000   12.6250           0              0      14,200          5,800
05/08/96             90,000   12.3750           0              0      64,500         25,500
05/28/96             (6,600)  11.6250           0              0           0         (6,600)
07/01/96            (76,200)  11.4323           0              0     (54,900)       (21,300)
07/01/96            (10,000)  11.6250           0              0      (7,200)        (2,800)
07/19/96            100,000   10.7126      53,600         46,400           0              0
07/22/96            100,000   10.5104      53,500         46,500           0              0
07/23/96             50,000   10.5000      26,800         23,200           0              0
07/24/96             50,000   10.1163      26,800         23,200           0              0
07/25/96             25,000   10.4375      13,400         11,600           0              0
07/26/96             17,000   11.0000       9,100          7,900           0              0
07/29/96             30,000   10.7188      16,000         14,000           0              0
07/30/96             18,000   10.3125       9,800          8,200           0              0

                    467,700               209,000        181,000      74,100          3,600

TOTAL SHARES @
07/30/96            617,500               209,000        181,000     164,100         63,400
                ============           ==========  =============  ===========  =============
